Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders’ meeting held on March 18, 2013, shareholders of Loomis Sayles Funds I voted for the following proposal:

1.	Election of Trustees for Loomis Sayles Funds I:

Nominee	Voted “FOR”	Withheld	Total Votes
Charles D. Baker	1,511,468,867	21,320,866	1,532,789,733
Edmond J. English	1,514,733,688	18,056,045	1,532,789,733
David L. Giunta	1,510,789,556	22,000,177	1,532,789,733
Martin T. Meehan	1,513,458,428	19,331,305	1,532,789,733

In addition to the Trustees named above, the following also serve as Trustees of the Trusts: Daniel M. Cain, Kenneth A. Drucker, Wendell J. Knox, Sandra O. Moose, Erik R. Sirri, Peter J. Smail, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.